UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the ?Act?), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:                    Asian American Business Development Company

Address of Principal
Business Office:         671 Heinz Parkway, Estes Park, Colorado 80517

Telephone Number,
including area code:     970-577-8327

Commission File Number
under the Securities
Exchange Act of 1934:    000-51489

The following is the basis for the filing of this notification of withdrawal:

Asian American has changed the nature of its business so as to cease to be a business development company, and such change was authorized by
the vote of a majority of its outstanding voting securities.   Asian
American has become an operating company in the oil and gas industries. The date of the special shareholders? meeting at which this vote was taken was February 21, 2006; the number of votes cast on this matter:
5,000,000 in favor of this change with no votes opposed to this change.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has cause this notification of withdrawal of the election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in Estes Park, Colorado on the 22nd day of February, 2006.

ASIAN AMERICAN BUSINESS DEVELOPMENT COMPANY

By:                                       Attest:

/s/James E. Hogue                         /s/James R. Phillips
--------------------                      -----------------------
Name: James E. Hogue                      Name: James R. Phillips
Title: Chairman                           Title: Secretary